EXHIBIT 23.1










The Board of Directors
Zomex Distribution Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated March 14, 2001, contains an explanatory paragraph that states that the Company has not generated revenues and has an accumulated deficit since inception of $55,417 to December 31, 2001, factors, amongst others, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


signed "KPMG LLP"

Kelowna, Canada
March 28, 2002